AVRICORE HEALTH INC.
(the "Company")

Request for Annual and Interim Financial Statements

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you wish to also receive copies of such documents by mail, please complete and return this form to:

Avricore Health Inc.

#2300 – 1177 West Hastings St.

Vancouver, B.C. V6E 2K3

Alternatively, you may choose to access the reports online at www.sedar.com.  [Please check applicable box(es).]

___I wish to receive annual financial statements and MD&A of the Company for the financial year ending December 31, 2019.

___I wish to receive interim financial statements and MD&A of the Company for each of the financial quarters in 2018 and 2019.

NAME:

ADDRESS:

E-MAIL ADDRESS:

I confirm that I am one of the following [please check applicable box]:

___ a REGISTERED owner of Common Shares of the Company holding the shares directly in my own name; or

___a BENEFICIAL owner of Common Shares of the Company holding the shares through a brokerage firm or other financial institution.

SIGNATURE OF SHAREHOLDER:	DATE: